Orckit-Corrigent Receives Additional Multi Million Purchase Order for Immediate Deployment in Bharat Sanchar Nigam Limited (BSNL) Nationwide Broadband Network in India

ITI, Orckit-Corrigent and Alphion sign trilateral agreement for supplying networking solutions for BSNL

Tel-Aviv, Israel. November 1st, 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced receipt of additional purchase order and immediate deployment for its CM-4000 products from Alphion Corporation, for deployment in BSNL through ITI. Orckit-Corrigent's solutions are being deployed as part of a nationwide, next generation broadband, triple play network based on GPON and Carrier Ethernet technologies.

The Indian Telecommunication market continues to demonstrate enormous growth and potential as according to industry analysts it moves from a few million broadband subscribers today to over a hundred million subscribers in few years.

“Orckit-Corrigent is proud to partner with ITI and Alphion to build out BSNL’s networking infrastructure,” said Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President at Orckit. “We are strongly committed to India, BSNL and ITI and we look forward to future work with our partners as we continue to establish Orckit-Corrigent’s presence in India.” Mr. Izhak Tamir affirmed “This significant undertaking is a major achievement for Orckit and lays the foundation for India to become one of our main growth engines.”

Orckit-Corrigent CM-4000 CE+T metro aggregation Ethernet switches are based on MPLS and RPR standards and include innovative QoS, OAM and protection technologies for end-to-end triple play and enterprise VPN services. The solution is a perfect fit for broadband and FTTX deployments as it incorporates high density 10GE ports commonly found in fiber-based broadband services.

In August 2010, Orckit-Corrigent announced that its CM-4000 products received a Technical Specification Evaluation Certificate (TSEC) following a rigorous evaluation by the BSNL Quality Assurance (QA) organization. The certificate validates a vendor’s networking equipment and ensures that the equipment conforms to technical specifications required to meet the highest quality and environmental standards.

Earlier this year, the company announced it established its presence in India and appointed industry veteran, Mr. VK Aggarwal, as Managing Director for the region.

About ITI Ltd.
ITI Ltd. was established in 1948 as a Departmental Undertaking of Government of India. Later on ITI Limited was incorporated on 25th January 1950 as a Company Under the Mysore Companies act, 1938. ITI is a Public Sector Undertaking coming under the Department of Telecommunications, Ministry of Communications & IT, Government of India.
Its highly satisfied customers in India include BSNL, MTNL, Defense and Railways.

ABOUT ALPHION
Alphion Corporation develops, manufactures and markets communications systems, subsystems, integrated and discrete photonic components based on its proprietary QLight® technology platform. Alphion products are sold worldwide to service providers and OEMs in the Fiber-to the Premises (FTTP), telecommunications, CATV, fiber optic sensing, test & measurement, medical imaging, and defense system markets. Alphion offers a growing line of broadband access products, which support complete end-to-end GPON network solutions. The AOLT-4000 Optical Line Terminal, AONT-100/200/300 Optical Network Terminal family, and Passive Optical Splitter family are in full compliance with the International Telecommunications Union’s standard for GPON equipment (ITU-T G.984). This ensures that the Alphion product family meets the stringent carrier-class requirements and interoperates with a broad spectrum of other manufacturers’ GPON equipment. Alphion is a member of both FSAN (www.fsanweb.org) - a consortium of carriers and equipment suppliers developing tomorrow’s broadband network standards and the ITU (www.itu.int). For more information about Alphion and its products, visit our website www.alphion.com

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact information
Orckit-Corrigent
Eylon Sorek, AVP Marketing
972-3-6948-614
eylons@orckit.com